

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2021

Jeffrey DeNunzio
Chief Executive Officer
Catapult Solutions, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

   Re: Catapult Solutions, Inc.
    Registration Statement on Form 10-12G
    Filed May 3, 2021
    File No. 000-56277

Dear Mr. DeNunzio:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction